Lisa M. Kahle 858.202.2709 lkahle@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 4365 Executive Drive 3rd Floor San Diego, CA 92121 T: 858.202.2700 F: 858.457.1255
June 28, 2010
Via EDGAR and Fed Ex
Scot Foley
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	La Jolla Pharmaceutical Company Preliminary Proxy Statement on Schedule 14A Filed June 16, 2010 File No. 000-24274
Dear Mr. Foley:
On behalf of La Jolla Pharmaceutical Company (the “Company”), this letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter dated June 23, 2010 relating to the above-referenced Preliminary Proxy Statement. As discussed previously, we submitted proposed changes in response to the Staff’s comments to you via facsimile to dispense with filing an amendment to the Preliminary Proxy Statement and proceeded with filing a Definitive Proxy Statement.
Set forth in italicized print below are the Staff’s comments, as set forth in the June 23, 2010 comment letter, followed by the Company’s responses.
General
1.	We note your statement that you have no commitments to issue shares of common stock upon approval of your proposal to amend your certificate of incorporation to increase the number of authorized shares. However, please revise your proxy statement in all relevant parts to state any future plans, arrangements, etc. to issue these newly-authorized shares. If you have no such plans, arrangements, etc. please revise your disclosure to state such
The Company notes the Staff’s comment and has revised its disclosure accordingly.

Scot Foley
U.S. Securities and Exchange Commission
Division of Corporation Finance

If you have any questions, further comments or require additional information relating to the foregoing, please feel free to contact me.

Sincerely,
/s/ Lisa M. Kahle
Lisa M. Kahle

cc:	Deirdre Y. Gillespie, M.D., La Jolla Pharmaceutical Company Gail A. Sloan, La Jolla Pharmaceutical Company Ryan A. Murr, Goodwin Procter LLP

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